EXHIBIT 99.1

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
CONDENSED INTERIM FINANCIAL STATEMENTS

Three month period ended March 31, 2014 and 2013
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

PACIFIC THERAPEUTICS LTD.
Condensed Interim Financial Statements
31 March 2014
(Unaudited – See “Notice to Reader” below)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim financial statements for the period ended 31 March 2014.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	31-Mar-14	31-Dec-13
	$	$
ASSETS
CURRENT
Cash and cash equivalents	10,220	180,692
Goods and Services Tax/Harmonized Sales Tax Receivable	8,149	7,391
Prepaid expenses and deposits	42,310	36,605
	60,679	224,688
NON-CURRENT ASSETS
PROPERTY AND EQUIPMENT (Note 3)	2,038	2,443
INTANGIBLE ASSETS (Note 4)	59,579	59,913
	122,296	287,044

LIABILITIES
CURRENT
Trade payable and accrued liabilities	189,180	226,201
Convertible note (Note 6)	-	30,900
Due to related parties (Note 5)	475,545	470,087
	664,725	727,188
SHAREHOLDERS' DEFICIENCY
Share capital (Note 7)	2,699,210	2,699,210
Warrant and option reserve (Note 7)	195,644	123,704
Deficit accumulated during the development stage	(3,437,283)	(3,263,058)
	(542,429)	(440,144)
	122,296	287,044

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 10)

On behalf of the Board:

“Douglas H. Unwin”	Director	“Doug Wallis”	Director
Douglas H. Unwin		Doug Wallis

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED	31-Mar-14	31-Mar-13
Expenses
Advertising and promotion	$11,446	$20,101
Amortization of property and equipment	405	855
Amortization of intangible assets	957	957
Bank charges and interest	1,993	4,602
Donation	500	-
Insurance	6,997	4,180
Investor relations	-	22,500
Office and miscellaneous	2,276	1,943
Professional fees	27,059	15,753
Rent and occupancy costs	3,600	3,601
Share based payments	71,940	-
Telephone and utilities	169	497
Transfer agent	2,538	1,450
Travel	4,571	736
Wages and benefits	40,000	35,000
	$174,451	$112,175
Interest expense
Interwest loan interest	$-	$900
	$-	$900
Other Expenses (Income)
Exchange loss	$(226)	$-
Loss on derivative liability (Note 6)	-	18,950
Write-off of license (Note 4)	-	42,510

Net Loss and Comprehensive Loss	$(174,225)	$(174,535)

Loss per share Basic and Diluted	$(0.00)	$(0.01)
Weighted average number of common shares outstanding	37,456,825	23,526,825

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Share Subscriptions received	Warrant and option reserve	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2012	22,586,825	1,995,716	30,000	206,212	(2,662,918)	(430,990)
Common shares issued for cash @ $0.05	1,800,000	90,000	(30,000)	-	-	60,000
Share issue costs	-	(7,030)	-	2,030	-	(5,000)
Loss for the period	-	-	-	-	(174,535)	(174,535)
Balance at March 31, 2013	24,386,825	2,078,686	-	208,242	(2,837,453)	(550,525)
Common shares issued for cash @ $0.05	2,200,000	110,000	-	-	-	110,000
Share issue costs	-	(19,907)	-	9,906	-	(10,001)
Share based payments	-	-	-	34,847	-	34,847
Loss for the period	-	-	-	-	(152,648)	(152,648)
Balance at June 30, 2013	26,586,825	2,168,779	-	252,995	(2,990,101)	(568,327)
Common shares issued for cash @ $0.05	-	-	54,000	-	-	54,000
Share based payments	-	-	-	4,986	-	4,986
Loss for the period	-	-	-	-	(104,895)	(104,895)
Balance at September 30, 2013	26,586,825	2,168,779	54,000	257,981	(3,094,996)	(614,236)
Common shares issued for cash @ $0.05	9,830,000	491,500	(54,000)	-	-	437,500
Share issue costs	-	(13,069)	-	4,070	-	(8,999)
Shares exchanged for debt @ $0.05	1,040,000	52,000	-	-	-	52,000
Share based payments	-	-	-	2,359	-	2,359
Shares and expiry of options and finders warrants	-	-	-	(140,706)	140,706	-
Loss for the period	-	-	-	-	(308,768)	(308,768)
Balance at December 31, 2013	37,456,825	2,699,210	-	123,704	(3,263,058)	(440,144)
Share based payments	-	-	-	71,940	-	71,940
Loss for the period	-	-	-	-	(174,225)	(174,225)
Balance at March 31, 2014	37,456,825	2,699,210	-	195,644	(3,437,283)	(542,429)

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED	31-Mar-14	31-Mar-13
	$	$
Cash flows used in operating activities
Net loss and comprehensive loss	(174,225)	(174,535)
Adjustments for items not affecting cash
Amortization of property and equipment	405	855
Amortization of intangible assets	957	957
Share based payments	71,940	-
Loss on derivative liability	-	18,950
Changes in non-cash working capital balances
Advances	-	-
Goods and Services Tax/Harmonized Sales Tax recoverable	(758)	752
Prepaid expenses	(5,705)	39,780
Write-off of license	-	42,510
Accounts payable and accrued liabilities	(31,563)	32,705
	(138,949)	(38,026)
Cash flows used in investing activities
Additions to intangible assets	(623)	(2,030)
	(623)	(2,030)
Cash flows from financing activities
Issue of common shares for cash	-	82,970
Subscriptions received	-	(30,000)
Issuance of finders' warrants	-	2,030
Promissory note	(30,900)	4,422
Shareholder demand loan	-	(22,000)
	(30,900)	37,422

Change in cash and cash equivalents	(170,472)	(2,634)
Cash and cash equivalents, beginning of period	180,692	9,854
Cash and cash equivalents, end of period	10,220	7,220

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The condensed interim financial statements have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and settlement of liabilities in the ordinary course of business. The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The condensed interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on May 28, 2014.

(a)	Statement of Compliance

These unaudited condensed interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

These unaudited condensed interim financial statements do not include all of the information required of a full annual financial report and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2013.

(b)	Basis of Presentation

These condensed interim financial statements were prepared on a historical cost basis and are presented in Canadian dollars which is the Company’s functional currency. All financial information has been rounded to the nearest dollar.

(c)	Use of Estimates

The preparation of condensed interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenditures during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

3.	PROPERTY AND EQUIPMENT

Cost
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total
December 31, 2012	$5,876	$-	$-	$6,200	$12,076
December 31, 2013	$5,876	$-	$-	$6,200	$12,076
March 31, 2014	$5,876	$-	$-	$6,200	$12,076

Amortization
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total
December 31, 2012	$5,662	$-	$-	$1,550	$7,212
Amortization for the year	96	-	-	2,325	2,421
December 31, 2013	$5,758	$-	$-	$3,875	$9,633
Amortization for the period	18	-	-	387	405
March 31, 2014	$5,776	$-	$-	$4,262	$10,038

Carrying amounts
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total
At December 31, 2012	$214	$-	$-	$4,650	$4,864
At December 31, 2013	$118	$-	$-	$2,325	$2,443
At March 31, 2014	$100	$-	$-	$1,938	$2,038

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

4.	INTANGIBLE ASSETS

Cost
	Technology Licenses (i)	Patents (ii)	Total
Balance at December 31, 2012	$42,510	$64,315	$106,825
Additions	-	13,569	13,569
Write-off	(42,510)	-	(42,510)
Balance at December 31, 2013	$-	$77,884	$77,884
Additions	-	623	623
Balance at March 31, 2014	$-	$78,507	$78,507

Amortization
	Technology Licenses (i)	Patents (ii)	Total
Balance at December 31, 2012	$-	$13,263	$13,263
Amortization for the year	-	4,708	4,708
Balance at December 31, 2013	$-	$17,971	$17,971
Amortization for the period	-	957	957
Balance at March 31, 2014	$-	$18,928	$18,928

Carrying amounts
	Technology Licenses (i)	Patents (ii)	Total
At December 31, 2012	$42,510	$51,052	$93,562
At December 31, 2013	$-	$59,913	$59,913
At March 31, 2014	$-	$59,579	$59,579

(i)
On January 9, 2013, the technology license agreement with Dalhousie University was terminated due to breach of contract for non-payment of maintenance amounts due, accordingly the technology license was written down to nil.

(ii)
The Company is currently pursuing a patent application for the compositions and methods of treating fibro proliferative disorders. Costs of this application incurred to date are $78,507 (2013 - $77,884). The application is still pending as at March 31, 2014, however due to a finite life of the patent which begins from the date of application; the Company is amortizing these costs over the expected life of the patent.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

5.	DUE TO RELATED PARTIES

Due to related parties as at March 31, 2014 consists of $475,545 (2013 - $470,087). These amounts consist of short term loans, services rendered and expenses paid on behalf of the Company by shareholders of the Company and are unsecured, non-interest bearing and payable on demand.

6.	CONVERTIBLE NOTE AND DERIVATIVE LIABILITY

On September 24, 2012 the Company issued a convertible note (the “Note”) with a face value of $30,000, issued 200,000 warrants (“Bonus Warrants”) and received $30,000 in cash. The Bonus Warrants expire in 2 years and have an exercise price of $0.22. The Note has a term of one year and is repayable by the Company at any time. The note was repaid in full in January 2014.

The holder of the Note may convert the whole Note or any portion into units at any time. Each unit will consist of 1 common share (the “Share Option”) and 1 warrant (the “Warrant Option”), with each Warrant Option exercisable to acquire an additional common share for a period of 2 years from the date the Warrant Option was issued. Subject to regulatory approval the conversion price per unit will be at a 25% discount to the ten day weighted average price of the Company’s shares at the date of conversion. Subject to regulatory approval the exercise price per Warrant Option will be at a 25% premium to the ten day weighted average price of the issuer’s shares at the date of conversion. Each Bonus Warrant is exercisable to acquire an additional common share for a period of 2 years from the closing date at a price of $0.22. The Note accrues interest at the rate of 1% per month, payable in quarterly installments.

The fair value of the Bonus Warrants and Share Options were determined using the Black-Scholes Pricing Model. The Black-Scholes Pricing Model is based on several subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The estimated fair value of the Bonus Warrants was calculated on the grant date as $13,238. The estimated fair value of the share options was calculated on the grant date as $18,232.

The fair value of the Warrant Options was determined using the Geske Price Model. The Geske Price Model is based on several subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The estimated value of the Warrant Option was calculated on the grant date as $11,600.

Upon initial recognition, the Company bifurcated the $30,000 proceeds between the component parts of the convertible note using the relative fair value method as follows:

		Estimated Value		Allocation of Proceeds
Current Liabilities
Convertible Loan	Face value of note	$30,000	41%	$12,317
Derivative Liability	Share option	18,232	25%	7,485
Derivative Liability	Warrant option	11,600	16%	4,763
Warrant and option reserve	Bonus warrants	13,238	18%	5,435
		$73,070	100%	$30,000

The discount on the component parts of the convertible note are accredited as interest expense over the one year term of the note. As at December 31, 2013 the derivative liability was re-measured to fair value. This resulted in a gain on derivative liability being recognized on the face of the condensed interim financial statements of $30,889.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

7.	SHARE CAPITAL

Authorized
Unlimited 1,500,000 1,000,000	Class A common shares without par value Class B Series I preferred shares without par value Class B Series II preferred shares without par value

Issued
37,456,825 NIL NIL	Class A common shares without par value Class B Series I preferred shares without par value Class B Series II preferred shares without par value

Class A Common Shares

On February 13, 2013 the Company closed the first tranche of a non-brokered private placement and issued 1,800,000 units at $0.05 per unit for gross proceeds of $90,000, of which $30,000 was recorded during the year ended December 31, 2012.  Each unit is comprised of one common share and one-half a purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until February 12, 2015. The Company paid finder’s fees of $5,000 and issued 100,000 finders warrants to finders in the first tranche. The finders’ warrants have the same terms as the warrants that are part of the above Units. The fair value of the 100,000 finders’ warrants was $2,742 as estimated at the date of issue using the Black-Scholes pricing model.

On May 1, 2013, the Company closed the second tranche of a non-brokered private placement and issued an additional 2,200,000 units at $0.05 per unit for gross proceeds of $110,000. Each unit is comprised of one common share and one-half a purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until May 1, 2015. The Company paid finder’s fees of $10,000 and issued 200,000 finders warrants to finders in the second tranche. The finders’ warrants have the same terms as the warrants that are part of the above Units. The fair value of the 200,000 finders’ warrants was $5,413 as estimated at the date of issue using the Black-Scholes pricing model.

On October 8, 2013 the Company closed the first tranche and issued 2,160,000 units for gross proceeds of $108,000. 2,160,000 warrants were issued with an expiration date of October 8, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders’ fees were paid in the amount of $4,500 cash and issued 90,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 100,000 finders’ warrants was $2,646 as estimated at the date of issue using the Black-Scholes pricing model.

On October 18, 2013 the Company closed the second tranche and issued 1,980,000 units for gross proceeds of $99,000. 1,980,000 warrants were issued with an expiration date of October 18, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement Finders fees were paid in the amount of $2,000 cash and issued 40,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 40,000 finders’ warrants was $3,306 as estimated at the date of issue using the Black-Scholes pricing model.

On November 5, 2013 the Company closed the third tranche and issued 6,730,000 units for gross proceeds of $336,500. 6,730,000 warrants were issued with an expiration date of November 5, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement Finders’ fees were paid in the amount of $2,500 cash and issued 50,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 50,000 finders’ warrants was $1,899 as estimated at the date of issue using the Black-Scholes pricing model.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Share subscriptions received:

On December 31, 2013 all shares had been issued for funds received and the share subscriptions received was $Nil (2012 - $30,000) for a shares subscription for Nil units (2012 – 600,000) as part of a private placement of 1,800,000 units that was completed on February 7, 2013.

Stock options and share based compensation:

As at March 31, 2014 and December 31, 2013, the following stock options were outstanding:

Expiry Date	Exercise Price $	31-Mar-14	31-Dec-13
4-Nov-14	0.27	150,000	150,000
5-Mar-15	0.27	375,000	375,000
10-Jan-17	0.10	400,000	-
3-Jul-17	0.10	475,000	475,000
21-Dec-17	0.10	450,000	450,000
04-Apr-18	0.10	350,000	350,000
16-Sep-18	0.10	100,000	100,000
7-Mar-19	0.10	525,000	-
Balance	0.13	2,825,000	1,900,000

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

The options outstanding and exercisable at March 31, 2014, have a weighted average remaining contractual life of 3.3 years (2013 – 3.1 years). Stock option activity was as follows:

	Three months ending 31-Mar-14		Twelve months ending 31-Dec-13
	Options Outstanding	Exercise Price $	Options Outstanding	Exercise Price $
Balance at January 1	1,900,000	$0.15	1,675,000	$0.18
Exercised	-	-	-	-
Expired/Cancelled	-	-	(225,000)	0.27
Issued	925,000	0.10	450,000	0.10
Balance at period end	2,825,000	$0.13	1,900,000	$0.15

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options.

The Company used the Black-Scholes Option Pricing Model for the grants on January 10, 2014 and March 3, 2014 and for multiple stock option grants occurring 2013. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	Three months ended March 31, 2014	Twelve months ended December 31, 2013
Dividend yield	0%	0%
Expected volatility	299% -301%	164% - 166%
Risk free interest rate	1.63%	1.23% - 1.87%
Expected life in years	5	5
Grant date fair value per share	$0.075 - $0.08	$0.08 - $0.09
Forfeiture rate	0%	4%

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Warrants

As at March 31, 2014 and December 31, 2013, the following share purchase warrants were issued and outstanding:

Expiry Date	Exercise Price $		March 31, 2014	December 31, 2013
31-Jul-14	$0.15	(1)	2,473,334	2,473,334
28-Aug-14	$0.25	(2)	60,000	60,000
16-Nov-14	$0.15	(3)	600,000	600,000
19-Jun-14	$0.22		56,666	56,666
20-Jun-14	$0.22		732,670	732,670
21-Sep-14	$0.22		747,166	747,166
24-Sep-14	$0.22		200,000	200,000
12-Feb-15	$0.22		1,000,000	1,000,000
01-May-15	$0.22		1,300,000	1,300,000
08-Oct-16	$0.10		2,250,000	2,250,000
18-Oct-16	$0.10		2,020,000	2,020,000
05-Nov-16	$0.10		6,780,000	6,780,000
BALANCE			18,219,836	18,219,836

(1)	On January 6, 2014 the Company extended the expiry date of 2,473,334 warrants from January 31, 2014, to July 31, 2014.
(2)	On January 6, 2014 the Company extended the expiry date of 60,000 warrants from February 28, 2014, to August 28, 2014.
(3)	On January 18, 2013 the Company extended the expiry date of 600,000 warrants from May 16, 2014, to November 16, 2014.

The warrants outstanding and exercisable at March 31, 2014, have a weighted average remaining contractual life of 2.0 years (2013 – 1.9 years). Warrant activity was as follows:

	Three months ending March 31, 2014		Twelve months ending December 31, 2013
	Warrants Outstanding	Exercise Price $	Warrants Outstanding	Exercise Price $
Opening balance	18,219,836	0.21	5,272,059	0.18
Expired	-	-	(602,223)	0.15
Exercised	-	-	-	-
Issued	-	-	13,550,000	0.22
Closing balance	18,219,836	0.21	18,219,836	0.21

Loss per share

The weighted average number of shares outstanding for purposes of calculating basic and diluted loss per share at March 31, 2014 was 37,456,825 (2013 – 23,526,825).

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties are in the normal course of operations.

Details of the transactions between the Company and its related parties are disclosed below:

(a) Related Party Transactions

Three months ended March 31,	2014	2013
Legal fees incurred from a consultant and director of the Company	$(7,600)	$	Nil

(b) Related Party Balances

Balances are due on demand with no fixed term, security or interest.

	31-Mar-14	31-Dec-13
Amounts owing to CFO of the Company for loans and consulting and accounting fees	$90,260	$86,760
Amounts owing to director of the Company for legal fees	8,575	17,117
Amount owing to the CEO and director of the Company for loans, salary and expenses	376,710	$366,210
	$475,545	$470,087

(c) Key Management and Personnel Compensation:

Three months ended March 31,	2014	2013
Salary paid or accrued CEO	$40,000	$35,000
Legal fees were paid to a director of the Company	7,600	-
Consulting fees paid or accrued CFO	9,000	7,500
Accounting fees paid or accrued to a company controlled by CFO	1,500	1,500
Share-based payments	39,967	-

Total key management personnel compensation	$98,067	$44,400

During the three months ended March 31, 2014 the Company granted 500,000, 5 year $0.10 incentive stock options that vested at date of grant to officers and directors (During the twelve months ended December 31, 2013, the Company granted 450,000, 5 year $0.10 incentive stock options that vested at date of grant to officers and directors (Note 7).

9.	FINANCIAL INSTRUMENTS AND RISK

As at March 31, 2014, the Company’s financial instruments consist of cash and cash equivalents, trade payables, and due to shareholders.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

The carrying value of cash and cash equivalents, trade payables, and due to related parties approximate their fair values because of the short term nature of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $478,083 are due on demand and $186,642 are due in 30 - 90 days.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At March 31, 2014, the Company is not exposed to significant interest rate risk as its interest bearing debt is at fixed rates.

10.	SUBSEQUENT EVENTS

On May 15, 2014 the Company announce that it had entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”), a FINRA member firm. TriPoint is a global investment bank focused on assisting fast growing companies. The company has issued to TriPoint warrants to purchase 700,000 shares at a price of $0.10 per share. The warrants expire on May 14, 2016.